EXHIBIT 99.5
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               Document from the Ministry of Science & Technology

                             Guokefaji [2003] No.135
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                   Re: "10th Five" Major Project of Plan 863.
                        Official reply for launching the
            "Key Technology & Product R&D for SARS Prevention & Cure"


Office of Plan 863, Biology & Modern Agriculture Technology, and other related
Departments:


Your request for launching the "Key Technology and Product R&D for SARS

Prevention & Cure" of the "10th Five" Major Project of Plan 863 has been received. After studying your request, here is the reply for relevant tasks on launching the Project:


1.   The major project of "Key Technology and Product R&D for SARS Prevention &

     Cure" was set up under a central plan by the National SARS Prevention &

     Cure Command, in accordance with the rapid response scheme of Plan 863. The

     Project is very important for rapidly identifying the origin and means of spreading of SARS; proposing effective means and methods to stop its spreading; developing specific treatment methods and drugs and prevention drugs; raising the cure rate and lowering the death rate; strengthening the self protection capability of the masses, especially that of the front line medical workers; completely blocking the spreading of the disease; bringing along related infrastructure and raising the nation's capability in effectively dealing with the sudden outburst of this kind of infectious diseases.








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2.   We agree in principle to the mission and goals proposed by this Project.

     The Project will be assessed according to the following goals:

     i.        Trace the origin of the virus; study the means and pattern in which SARS spreads and establish a model of prediction for the

               SARS Epidemiology.

     ii.       Study and screen specific clinical treatment methods and provide systematic means of treatment especially for the purpose of lowering the death rate of the seriously ill.

     iii.      Research and develop specific diagnostic reagents, effective prevention and treatment drugs for SARS.

     iv.       Research and develop modern biological protective gears and equipment and disinfectants.

     v.        Reinforce the development of preventive technology against the sudden outburst of SARS; effectively raising the nation's

               technological capability in dealing with sudden outburst of infectious diseases.

3.   We agree in principle the direction in which the research will be carried out and its major contents and that tasks for research will be organized around the five areas of Epidemiological studies, clinical diagnosis and treatment, drug research and manufacturing, protective technology and the development of protection capability.

4.   The financial allocation from the state for the Project is sixty million dollars

5.   The Project's number is 2003AA208000. The implementation year of the

     Project is from 2003 to 2004.


Please seriously organize and carry out the Project in accordance with the relevant regulations on the Administration of Plan 863, to ensure the realization of the goals of the Project.








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Attachment: First list of Tasks for "Key Technology and Product R&D for SARS

Prevention & Cure" of the "10th Five" Major Project of Plan 863.


[Seal of the Ministry of Science & Technology of the People's Republic of China]
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May 9, 2003





























Subject: Reply. SARS Project. Plan 863.

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Office of Ministry of Science & Technology.                   Sent May 9, 2003

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Attachment:

                             First list of Tasks for
                             -----------------------

      "Key Technology and Product R&D for SARS Prevention and Cure" of the
      --------------------------------------------------------------------
                     "10th Five" Major Project of Plan 863.
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
 Number    Task number                   Task name                                 Unit in charge                  Person in charge
--------  --------------  ---------------------------------------  ----------------------------------------------  ----------------

   1       2003AA208101    Clinical research on the treatment of    Chinese Medicine Research Institute of          Liu Baoyan.
                           SARS with combined traditional           China, Beijing You An Hospital, Beijing
                           Chinese & Western medicine               Ditan Hospital, Beijing Friendship Hospital,    Tang Xudong
                                                                    Beijing Combined Traditional Chinese &
                                                                    Western Medicine Hospital.

   2       2003AA208102    Treating & curing serious SARS           Guangzhou Respiratory Disease Research          Zhong Nanshan.
                           patients                                 Institute, Beijing Chaoyang Hospital.           Wang Chen.

   3       2003AA208103    Research of SARS clinical diagnosis      Concord Hospital of the Chinese Medical         Li Taisheng
                           guide and treatment scheme               Science Academy

   4       2003AA208104    Preparation of pooled blood plasma       Concord Medical University                      Liu Qian
                           of recovered SARS patients &
                           treatment research

   5       2003AA208105    SARS pathological analysis, sample       Medical Department of Beijing University        Gu Jiang
                           collection & study of pathological
                           mechanism

   6       2003AA208201    R&D of SARS vaccine inactivated          Military Medical Science Academy, Beijing       Qin Ede
                                                                    Sinovac Biotech Co. Ltd, Center for Disease
                                                                    Control of China, Huada Gene Research           Yi Weidong
                                                                    Center, National Institute for the Control
                                                                    of Pharmaceutical & Biological Products.








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